Eric Weinheimer Vice-President & Associate General Counsel	Sun Life Financial Inc. 150 King Street West Suite 1400 Toronto, Ontario M5H 1J9 Tel: (416) 979-4825 Fax: (416) 979-3209 eric.weinheimer@sunlife.com
April 30, 2010
VIA EDGAR
United States Securities and Exchange Commission
Washington D.C. 20549

Attention:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Dear Mr. Rosenberg,

Re:	Sun Life Financial Inc.
Form 40-F for Fiscal Year Ended December 31, 2009
File No. 001-15014

     We acknowledge receipt of your letter to Mr. Donald A. Stewart, Chief Executive Officer of Sun Life Financial Inc., dated April 20, 2010, with respect to the review by the Securities and Exchange Commission of the Company’s Form 40-F for the year-ended December 3,1 2009. In your letter, you asked that we either provide a response to the comments in your letter within 10 business days or advise you when we will be able to provide a response. We confirm that we will provide our response to your letter by May 21, 2010.

Yours truly
/s/ “Eric Weinheimer”
Eric Weinheimer
Vice-President & Associate General Counsel

ERW/dj

cc:	Donald A. Stewart, Chief Executive Officer Colm Freyne, Executive Vice-President & Chief Financial Officer Bruce Jack, Deloitte & Touche LLP